FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges.

Pursuant to Regulation 30 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we wish to inform you that the Board at its Meeting held on March 12, 2020 accorded approval for an equity investment of up to ₹ 10.00 billion in equity shares of Yes Bank Limited, comprising up to 1.00 billion equity shares at a price of ₹ 10.0 per share, under the proposed Scheme of Reconstruction of Yes Bank Limited under the Banking Regulation Act, 1949, subject to regulatory and government approval. This investment is likely to result in ICICI Bank Limited holding in excess of 5.0% shareholding in Yes Bank Limited, with the final shareholding to be determined based on the final Scheme of Reconstruction and share issuance thereunder. The below is the disclosure with respect to the Bank’s proposed investment in equity shares of Yes Bank Limited.

a.	Name of the target entity, details in brief as size, turnover etc.	Yes Bank Limited (YBL) Total assets (standalone) (September 30, 2019): ₹ 3,465.76 billion Total income (standalone) (H1-2020): ₹ 174.21 billion PAT (standalone) (H1-2020): loss of ₹ 4.86 billion
b.

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters. ICICI Bank’s subsidiaries and/ or funds/ schemes managed/ advised by them may in the course of their business and investment operations hold equity shares or debt instruments of Yes Bank.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

c.	Industry to which the entity being acquired belongs	Yes Bank is a scheduled commercial bank
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The Bank’s investment in YBL would be under the proposed Scheme of Reconstruction of Yes Bank Limited under the Banking Regulation Act, 1949.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	The Bank’s investment in YBL under the proposed Scheme of Reconstruction of Yes Bank Limited under the Banking Regulation Act, 1949, subject to regulatory and government approval.
f.	Indicative time period for completion of the acquisition	On notification of the aforesaid Scheme
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of up to ₹ 10.00 billion
h.	Cost of acquisition or the price at which the shares are acquired	Cash consideration of up to ₹ 10.00 billion Details of transaction: acquisition of up to 1.00 billion equity shares of face value ₹ 2.0 per share at a share premium of ₹ 8.0 per share
i.	Percentage of shareholding / control acquired and / or number of shares acquired

This investment is likely to result in ICICI Bank Limited holding in excess of 5.0% shareholding in Yes Bank Limited, with the final shareholding to be determined based on the final Scheme of Reconstruction and share issuance thereunder

j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other

Yes Bank Limited is an Indian private sector scheduled commercial bank

Date of Incorporation: November 21, 2003

YBL received the license to commence banking operations from the Reserve Bank of India on May 24, 2004

significant information (in brief)	History of last 3 years turnover (total income-standalone): FY2019: ₹ 342.15 billion FY2018: ₹ 254.91 billion FY2017: ₹ 205.81 billion Country of presence: India

You are requested to please take the above on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	March 13, 2020	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager